ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INFOSYS TECHNOLOGIES LIMITED

June 12, 2010

THE FOLLOWING PROXY CARD RELATES TO THE TWENTY NINTH ANNUAL GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS TECHNOLOGIES LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS TECHNOLOGIES LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS TECHNOLOGIES LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030333333300330000 2 061210

ISSUES PRESENTED FOR CONSIDERATION AT THE TWENTY NINTH ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 12, 2010
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Ordinary Business

	FOR	AGAINST	ABSTAIN
1. To receive, consider and adopt the Balance Sheet as at March 31, 2010, the Profit and Loss Account for the year ended on that date and the Report of the Directors and Auditors thereon.	☐	☐	☐
2. To declare a final dividend for the financial year ended March 31, 2010.	☐	☐	☐
3. To appoint a director in place of N. R. Narayana Murthy, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
4. To appoint a director in place of Prof. Marti G. Subrahmanyam, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
5. To appoint a director in place of S. Gopalakrishnan, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
6. To appoint a director in place of S. D. Shibulal, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
7. To appoint a director in place of T. V. Mohandas Pai, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
8. To appoint auditors to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and to fix their remuneration.	☐	☐	☐

Special Business

	FOR	AGAINST	ABSTAIN
9. To appoint T.V. Mohandas Pai as whole-time director, liable to retire by rotation.	☐	☐	☐
10. To appoint Srinath Batni as whole-time director, liable to retire by rotation.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ______ Signature of Shareholder ____________ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.